UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

Cyanotech Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

232437-301
(CUSIP Number)

Michael Davis 1621 Juanita Lane, Tiburon, California 94920
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	232437-301

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael A. Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ] (b) [X]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

SC PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

447,761(1)
	8	SHARED VOTING POWER

656,250(2)
	9	SOLE DISPOSITIVE POWER

447,761 (1)
	10	SHARED DISPOSITIVE POWER

656,250 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,104,011
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.5% (3)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

(1) This amount consists of 12,119 shares held by Davis and 435,642 shares held by the Michael Arlen Davis Revocable Trust.

(2) This amount consists of: 31,250 shares held by Davis’ spouse, Janet J. Johnstone; 150,000 shares held for the benefit of Davis’ children in the Nyracai Davis Irrevocable Trust and the Nettizanne J. Davis Irrevocable Trust; 25,000 shares held by Davis and Johnstone as UTMA custodians for their child; 350,000 shares held by the Michael Arlen Davis Charitable Lead Annuity Trust; and 100,000 shares held by Skywords Family Foundation Inc.

(3) Based on 5,649,764 total shares outstanding on August 15, 2016 as reported in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2016.

SCHEDULE 13D

CUSIP No.	232437-301

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

The Michael Arlen Davis Charitable Lead Annuity Trust (the “Charitable Trust”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ] (b) [X]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO (1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

SOUTH DAKOTA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

350,000
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

350,000
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

350,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2% (2)
14	TYPE OF REPORTING PERSON (See Instructions)

OO

(1) All shares purchased by the Charitable Trust were acquired using the funds of the Charitable Trust.

(2) Based on 5,649,764 total shares outstanding on August 15, 2016 as reported in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2016.

SCHEDULE 13D

CUSIP No.	232437-301

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

The Michael Arlen Davis Revocable Trust (the “Revocable Trust”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ] (b) [X]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO (1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

CALIFORNIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

435,642
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

435,642
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

435,642
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7% (2)
14	TYPE OF REPORTING PERSON (See Instructions)

OO

(1) All shares purchased by the Revocable Trust were acquired using the funds of the Revocable Trust.

(2) Based on 5,649,764 total shares outstanding on August 15, 2016 as reported in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2016.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock (the “Common Stock”) of Cyanotech Corporation (“Cyanotech” or the “Issuer”) with its principal executive offices located at 73-4460 Queen Kaahumanu Hwy. #102, Kailua-Kona, HI 96740.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by the following beneficial owners of Common Stock (each such owner, a “Reporting Person”):

(i) Michael A. Davis (“Davis”), with respect to the Common Stock owned directly by each of: Davis, Janet J. Johnstone (“Johnstone”), the Michael Arlen Davis Charitable Lead Annuity Trust (the “Charitable Trust”), the Michael Arlen Davis Revocable Trust (“the Revocable Trust”), the Nettizanne J. Davis Irrevocable Trust, the Nyracai Davis Irrevocable Trust, Skywords Family Foundation (“Skywords”), and Davis and Johnstone as UTMA custodians for their child;

(ii) the Charitable Trust, a Charitable Lead Annuity trust initially formed under the laws of Florida, now governed by the laws of South Dakota, with respect to the Common Stock owned directly by it;

(iii) the Revocable Trust, a revocable trust formed under and governed by the laws of California with respect to the Common Stock owned directly by it.

The Reporting Persons are making this joint filing pursuant to that certain Agreement of Joint Filing, dated February 10, 2013, by and between Davis, Johnstone, the Charitable Trust and the Revocable Trust. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a “group” within the meaning of Section 13(d)(3) of the Act exists between any of the Reporting Persons or between any of the Reporting Persons and any other person.

(b) The address of each of the Reporting Persons is: 1621 Juanita Lane Tiburon, California 94920.

(c)	Davis: private investor.
Charitable Trust: N/A.
Revocable Trust: N/A.

(d) – (e) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Davis is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Considerations

An aggregate of 52,361 shares of Common Stock were awarded by the Issuer as Davis’s director compensation. Because 13,500 Common Stock shares were awarded before the Issuer’s stock split in 2006, the adjusted number of Common Stock shares received is 42,236.

The remainder of the shares of the Common Stock set forth in Item 5 of this Schedule 13D were purchased either with the personal funds of Davis, the funds of the Charitable Trust, or the funds of the Revocable Trust. Certain of the shares initially held by Davis have been contributed by him to the Revocable Trust.

The aggregate amount used by the Reporting Persons to purchase shares of Common Stock, including securities convertible into Common Stock, and including all shares of Common Stock previously acquired by the Reporting Persons and not previously reported on a Schedule 13D, is approximately $4,137,977.91. The Reporting Persons have disposed of 257,767 shares of Common Stock prior to the date of this Schedule 13D.

Item 4. Purpose of Transaction

The Reporting Persons have previously filed statements on Schedule 13G to report acquisitions of Common Stock. Davis has agreed with the Issuer to file statements on Schedule 13D for as long as Davis serves on the Board of Directors of the Issuer.

The Reporting Persons acquired shares of Common Stock for investment purposes.

Davis serves on the Board of Directors and as the Chairman of the Board of the Issuer. To fulfill his duties as a director of the Issuer, Davis discusses the Issuer’s business, performance, prospects and management with the management team and other directors and stockholders of the Issuer. As a member of the Board of the Issuer, Davis has knowledge of all of the Board’s plans and proposals, including the current plan to search for and hire a new Chief Executive Officer. Except as otherwise indicated herein, none of the Reporting Persons currently has any other plan or proposal that relates to or would result in any of the transactions or other matters specified in items (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Percentage interests in shares of Common Stock reported in this Schedule 13D are based on 5,649,764 total shares of Common Stock outstanding on August 15, 2016 as reported in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2016.

(a)	Davis: 1,104,011 shares (19.5%).

Charitable Trust: 350,000 (6.2%)

Revocable Trust: 435,642 shares (7.7%)

(b)	Davis has the sole power to vote and dispose of 447,761 shares owned directly by Davis and the Revocable Trust.

Davis may be deemed to share the power to vote and share the power to dispose of 656,250 shares of Common Stock, as follows:

(i) 31,250 shares of Common Stock owned directly by Johnstone, Davis’s spouse;

(ii) 25,000 shares of Common Stock owned directly by Davis and Johnstone as UTMA custodians for Davis’ child;

(iii) 100,000 shares of Common Stock owned directly by the Skywords Family Foundation Inc. due to Davis being a co-director of Skywords;

(iv) 150,000 cumulative shares held by the Nyracai Davis Irrevocable Trust and the Nettizanne J. Davis Irrevocable Trust due to Davis being a co-trustee of such trusts; and

(v) 350,000 shares held by the Charitable Trust, due to Davis being a co-trustee of such trust.

Charitable Trust has the sole power to vote and dispose of 350,000 shares.

Revocable Trust has the sole power to vote and dispose of 435,642 shares.

Applicable information required by Item 2 with respect to Johnstone, who may be deemed to share voting power and/or share dispositive power with Davis over the shares of Common Stock held by Johnstone, the shares of Common Stock held by Davis and Johnstone as UTMA custodians for their child, and the shares of Common Stock held by Skywords, as co-director of Skywords:

Johnstone’s residence is 1621 Juanita Lane, Tiburon, California 94920. Johnstone is a documentary filmmaker. She has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. She is a United States citizen.

Applicable information required by Item 2 with respect to Wells Fargo & Company, who may be deemed to share voting power and/or share dispositive power with Davis over the shares of Common Stock held by the Nyracai Davis Irrevocable Trust, the Nettizanne J. Davis Irrevocable Trust, and the Charitable Trust, due to Wells Fargo & Company being a co-trustee of such trusts:

Wells Fargo & Company’s principal place of business is 420 Montgomery Street, San Francisco, CA 94104. The Reporting Persons do not have sufficient knowledge of Wells Fargo & Company to determine if during the last five years, it has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Please refer to public filings made by Wells Fargo & Company. Wells Fargo & Company was organized in Delaware.

(c)	The Issuer issued 7,353 shares of Common Stock directly to the Revocable Trust as Davis’s director compensation on August 25, 2016.

(d)	N/A

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

1) The Reporting Persons make the following disclosures regarding the relationship between the Reporting Persons and certain other entities.

Ginungagap Foundation (“Ginungagap”) is a Delaware corporation, recognized as a tax-exempt organization under Internal Revenue Code (“Code”) Section 501(c)(3). Ginungagap was incorporated in 2004 by RSF, Tides Foundation, and Skywords and qualifies for tax-exemption as a Type 1 “supporting organization” under Code Section 509(a)(3) to support the programmatic purposes and missions of RSF and Tides Foundation. In 2013, the Tides Foundation ceased its relationship with Ginungagap, and Ginungagap remained a supporting organization only for RSF.

The Rudolf Steiner Foundation, Inc., dba RSF Social Finance (“RSF”) is a New York not-for-profit corporation, recognized as tax-exempt under Internal Revenue Code Section 501(c)(3), and a shareholder of the Issuer. Per its website, RSF’s mission is to create financial relationships that are direct, transparent, personal and focused on long-term social, economic and ecological benefit.

Skywords is a Delaware corporation, recognized as tax-exempt under Internal Revenue Code Section 501(c)(3). Davis and Johnstone serve as the directors, and Davis serves as the sole officer. Skywords receives one hundred percent (100%) of its annual funding from the Charitable Trust.

Tides Foundation is a California nonprofit public benefit corporation, recognized as tax-exempt under Internal Revenue Code Section 501(c)(3). Per its website, the Tides Foundation works with partners to solve social problems and accelerate the pace of social change.

* * *

Davis first acquired shares of Common Stock directly from the Issuer in 1994. Since that time, the Reporting Persons have acquired additional shares of Common Stock directly from the Issuer and on the open market. RSF became a shareholder of the Issuer in 2010 when Skywords transferred shares of Common Stock to RSF as an unrestricted gift. Since 2010, Skywords has donated additional shares of Common Stock to RSF as unrestricted gifts. Skywords has also made unrestricted cash grants to RSF.

In 2011, Davis learned that a significant Cyanotech customer and shareholder wished to sell its shares of Common Stock (approximately 9% of the Issuer). He put the shareholder in touch with RSF. In or about the same time, Skywords donated approximately $2.5 million to RSF with the understanding that RSF may use some or all of the funds to attempt to purchase shares of Common Stock. However, RSF had no agreement with Skywords or Davis, nor obligation to Skywords or Davis, to purchase shares of Common Stock, to use the grant for any particular purpose including to purchase shares of Common Stock, or to return any portion of the grant to Skywords if a purchase were not consummated. Davis understands that RSF purchased shares of Common Stock in May 2011 using approximately $1.7 million of the funds from the Skywords grant.

The shares of Common Stock owned by RSF are held by RSF pursuant to a Living Capital Fund (“LCF”) agreement for the benefit of Ginungagap. The terms of the LCF agreement permit Ginungagap to make non-binding recommendations to RSF with regards to the investment of the LCF and to request grants from that fund to Ginungagap, but they do not provide Ginungagap the authority to vote or dispose of shares of Common Stock held by RSF. To date, Ginungagap has never received any grants from RSF. All contributions to Ginungagap have been made by Skywords in the form of cash grants. Ginungagap does not hold any securities of the Issuer.

In accordance with the provisions of the Internal Revenue Code governing supporting organizations, Ginungagap is supervised and controlled by RSF. Pursuant to the terms of the bylaws of Ginungagap, two of the directors of Ginungagap are appointed by RSF and one is appointed by Skywords. Mr. Davis serves as the president of Ginungagap and as the director of Ginungagap appointed by Skywords.

Davis has never been a director, officer, or employee of RSF. No Reporting Person has ever recommended to RSF how to vote its shares of Common Stock. Neither RSF on the one hand nor any Reporting Person on the other hand has or shares the power to vote or direct the vote of the other’s shares of Common Stock. No Reporting Person has ever agreed to act together with RSF for a common purpose or goal as to holding, acquiring, voting or disposing their shares of Common Stock.

The Reporting Persons expressly disclaim that a “group” within the meaning of Section 13(d)(3) of the Act exists between any of the Reporting Persons and RSF.

2) The Reporting Persons are parties to that certain Agreement of Joint Filing, dated February 10, 2013, filed as an Exhibit to that certain Schedule 13G/A filed by Davis, Johnstone, the Charitable Trust and the Revocable Trust on February 14, 2013, incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1 - Agreement of Joint Filing, dated February 10, 2013, filed as an Exhibit to that certain Schedule 13G/A filed by Davis, Johnstone, the Charitable Trust and the Revocable Trust on February 14, 2013, is incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 20, 2016
Dated

Michael Davis

/s/ Michael A. Davis
Michael A. Davis

Michael Arlen Davis Charitable Lead Annuity Trust

	By:	/s/ Michael A. Davis
Michael A. Davis, Co-Trustee

Michael Arlen Davis Revocable Trust

	By:	/s/ Michael A. Davis
Michael A. Davis, Trustee

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).